SIROCCO ENERGY INC.
BALANCE SHEET

As of December 31,	2024	2023	2022	2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	25,086	48,566	77,125	4,367
Inventory	0	21,823	43,645	43,645
Total Current Assets	**25,086**	**70,389**	**120,770**	**48,012**
Intangible Assets, net	490,187	490,187	490,187	520,553
Total Assets	**$ 515,273**	**$ 560,576**	**$ 610,957**	**$ 568,565**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable				
Total Current Liabilities				
SAFE instruments	1,375,285	1,273,243	1,192,643	164,315
Total Liabilities	**1,375,285**	**1,273,243**	**1,192,643**	**164,315**
STOCKHOLDERS EQUITY				
Preferred Stock	35,000			
Common Stock	872	869	864	864
Additional Paid-In Capital	643,852	617,623	599,328	599,328
Retained Earnings/(Accumulated Deficit)	-1,539,735	-1,331,159	-1,181,877	-195,942
Total Stockholders' Equity	**-860,011**	**-712,667**	**-581,685**	**404,250**
Total Liabilities and Stockholders' Equity	**515,273**	**560,576**	**610,958**	**568,565**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2024	2023	2022	2021
Net Revenue				
Cost of Goods Sold	93,000	65,485		
Gross profit	-93,000	-65,485		
Operating expenses				
General and Administrative	104,376	63,797	723,582	72,201
Sales and Marketing	11,200	20,000	105,443	66,587
Total operating expenses	115,576	83,797	829,025	138,788
Operating Income/(Loss)	-208,576	-149,282	-829,025	-138,788
Interest expense				
Other Loss/(Income)			156,910	57,154
Income/(Loss) before provision for income taxes	-208,576	-149,282	-985,935	-195,942
Provision/(Benefit) for income taxes				
Net Income/(Net Loss)	$ (208,576)	$ (149,282)	$ (985,935)	$ (195,942)

See accompanying notes to financial statements.

SIROCCO ENERGY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock	Additional Paid-In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—May 25, 2021 (inception)						
Issuance of common stock	8,641,000	864		599,328		600,192
Net income/(loss)					-195,942	-195,942
Balance—December 31, 2021	**8,641,000**	**864**		**599,328**	**-195,942**	**404,250**
Issuance of common shares						
Net income/(loss)					-985,935	-985,935
Balance—December 31, 2022	**8,641,000**	**864**		**599,328**	**-1,181,877**	**-581,685**
Issuance of common shares	45,750	5		18,295		18,300
Net income/(loss)					-149,282	-149,282
Balance—December 31, 2023	**8,686,750**	**869**		**617,623**	**-1,331,159**	**-712,667**
Preferred Stock			35,000			35,000
Issuance of common shares	29,306	3		26,229		26,232
Net income/(loss)					-208,576	-128,584
Balance—December 31, 2024	**8,716,056**	**872**	**35,000**	**643,852**	**-1,539,735**	**-860,011**

See accompanying notes to financial statements.

SIROCCO ENERGY INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2024	2023	2022	2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	($ 208,576)	($ 149,282)	($ 985,935)	($ 195,942)
Non-cash items:				
Fair value adjustment for SAFE			156,910	57,154
Amortization of intangibles			30,366	32,247
Changes in operating assets and liabilities:				
Inventory	$ 21,823	$ 21,823		($ 43,645)
Net cash provided/(used) by operating activities	**($ 186,753)**	**($ 127,459)**	**($ 798,659)**	**($ 150,186)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangibles				-552,800
Net cash provided/(used) in investing activities				
CASH FLOW FROM FINANCING ACTIVITIES				
Preferred Stock	35,000			
Paid-In Capital	26,232	18,300		600,192
Borrowing on SAFE instruments	102,042	80,600	871,418	107,161
Net cash provided/(used) by financing activities	**163,274**	**98,900**	**871,418**	**707,353**
Change in Cash	($ 23,480)	($ 28,559)	72,758	4,367
Cash—beginning of year	48,566	77,125	4,367	
Cash—end of year	**25,086**	**48,566**	**$77,125**	**$4,367**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW				
Cash paid during the year for interest				
Cash paid during the year for income taxes				
OTHER NONCASH INVESTING AND FINANCING				
Purchase of property and equipment not yet paid for				
Issuance of equity in return for note				
Issuance of equity in return for accrued payroll and				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Sirocco Energy Inc. formed on May 25, 2021, in the state of Delaware. The financial statements of Sirocco Energy Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palo Alto, California.

Sirocco Energy Inc. is a manufacturer and distributor of linear wind generator for urban energy.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to windmill components which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

In 2023, the Company conducted an impairment assessment of its patents in accordance with ASC 350-30, and the patent is now subject to annual impairment testing. As a result, the patent will be tested for impairment annually.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

Sirocco Energy Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company has not yet earned revenue as it continues to be an early-stage development of the Company's commercial operations.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, 2023, 2022, and 2021 amounted to $11,200, $20,000, $105,443, and $66,587, respectively, which are included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 27, 2025, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

There were no effects since the Company has no long-term lease agreements.

3. INTANGIBLE ASSETS

As of December 31, 2021, 2022, 2023, and December 31, 2024, intangible asset consist of:

As of December 31	2024	2023	2022	2021
Parents	552,800	552,800	552,800	552,800
Intangible assets, at cost	**552,800**	**552,800**	**552,800**	**552,800**
Accumulated amortization	-62,613	-62,613	-62,613	-32,247
Intangible assets, net	**490,187**	**490,187**	**490,187**	**520,553**

Amortization expenses for patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $30,366 and $32,247 respectively. In 2023, the company reassessed the patent's useful life and determined it to be indefinite. As a result, no amortization expense was recorded in 2023 and 2024, and the patent is now subject to annual impairment testing in accordance with ASC 350-30.

As a result, the patent will be tested for impairment annually in accordance with ASC 350-30.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with no par value. As of December 31, 2022, and December 31, 2021, 8,641,000 shares have been issued and are outstanding. During 2023, the Company issued an additional 45,750 common shares, bringing the total outstanding shares to 8,686,750 as of December 31, 2023. In 2024, an additional 29,306 common shares were issued, resulting in a total of 8,716,056 shares issued and outstanding as of December 31, 2024.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	2024	2023	2022	2021
2021 SAFE	107,161	107,161	107,161	107,161
2022 SAFE	871,418	871,418	871,418	
2023 SAFE	80,600	80,600		
2024 SAFE	102,042			
Change in fair value of SAFE obligations	214,064	214,064	214,064	57,154
Total SAFE(s)	**$ 1,375,285**	**$ 1,273,243**	**$ 1,192,643**	**$ 164,315**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, 2023, 2022 and 2021 consists of the following:

As of December 31	2024	2023	2022	2021
Net Operating Loss	$ (62,239.21)	$ (44,545.75)	$ (294,203.00)	$ (58,469.00)
Valuation Allowance	62,239	44,546	294,203	58,469
Net Provision for income tax	$ -	$ -	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, 2023, 2022 and 2021, are as follows:

As of December 31	2024	2023	2022	2021
Net Operating Loss	$ (459,456.96)	$ (397,217.75)	$ (352,672.00)	$ (58,469.00)
Valuation Allowance	459,457	397,218	352,672	58,469
Total Deferred Tax Asset	$ -	$ -	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, 2023, 2022 and 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,539,735, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,539,735. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, 2023, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, 2023, 2022 and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through February 27, 2025, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For 2021- 2024 the Company has a net operating loss of $1,539,735, an operating cash flow loss of $1,263,057, and liquid assets in cash of $25,086 as of December 31, 2024, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.